Exhibit 99.2

AerCap

Global Leader in Aviation



AerCap Investor Presentation

AerCap Holdings N.V.

March 10, 2021

Dublin | Shannon | Los Angeles | Singapore | Amsterdam | Shanghai | Abu Dhabi | Seattle | Toulouse

 This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements” that involve risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. Any statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events, including the impacts of, and associated responses to: the Covid-19 pandemic; our ability to consummate the proposed transaction; our ability to obtain requisite regulatory and shareholder approval and the satisfaction of other conditions to the consummation of the proposed transaction; our ability to successfully integrate GECAS’ operations and employees and realize anticipated synergies and cost savings; and the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors.. There are important factors, that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this presentation will prove to be accurate or correct. Further information regarding these and other risks is  included in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this presentation might not occur.Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.No warranty or representation is given concerning such information, which must not be taken as establishing any contractual or other commitment binding upon AerCap Holdings N.V. or any of its subsidiaries or associated companies.In addition to presenting financial results in conformity with U.S. generally accepted accounting principles (“GAAP”), this presentation includes certain non-GAAP financial measures. Reconciliations of such non-GAAP financial measures are set forth or referred to in the presentation where relevant. Non- GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP.Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.  Disclaimer Including Forward Looking Statements & Safe Harbor    © AerCap | Confidential property of the company, not for disclosure or use without permission  2

Transaction Summary

- AerCap will acquire GE Capital Aviation Services (“GECAS”) from General Electric (“GE”) for total consideration of (a) 111.5 million AerCap ordinary shares, (b) $24 billion of cash and (c) $1 billion of AerCap notes and/or cash
- Post-transaction, GE will own ~46% of AerCap and hold two positions on the AerCap Board of Directors
- Citi and Goldman Sachs have provided a $24 billion committed financing facility
- AerCap expects to maintain Investment Grade credit ratings with all three rating agencies

© AerCap | Confidential property of the company, not for disclosure or use without permission
AerCap 3

Transaction Highlights

- Creates an **industry leader** across all areas of aviation leasing: aircraft, engines and helicopters
- Combines two **complementary aircraft** fleets focused on **narrowbody** and **new technology aircraft**
- Combined company will have **stronger revenues**, **cash flows** and **earnings** and greater **customer diversification**
- **Enhances many of AerCap's key credit metrics** and maintains its current investment grade ratings
- **Fourth platform acquisition at a discount** to book value, continuing AerCap's strong track record of capital allocation

© AerCap | Confidential property of the company, not for disclosure or use without permission
AERCAP 4

Creating a Leader Across Aviation Leasing

Attractive portfolio focused on new technology and narrowbody aircraft assets

Highlights

- Combined company will be a leader in aviation leasing
  - >2,000 owned and managed aircraft across ~200 customers
  - >900 owned and managed engines across ~45 customers
  - >300 owned helicopters across ~40 customers
- High-quality combined aircraft fleet, with average fleet age of 6.9 years and average remaining lease term of 7.1 years
- World's premier engine leasing business will add further revenue diversification benefits and a wider product offering
- Engine leasing fleet concentrated in CFM56 and LEAP engines that power the world's most popular aircraft (~5% of assets)
- Helicopter business is the youngest and largest fleet in the industry, and will be marked down significantly (~5% of assets)

Combined Company Aircraft by NBV[1]


Dec 2020
Dec 2024
New Technology Aircraft 56%
Current Technology Aircraft 44%
Current Technology Aircraft ~25%
New Technology Aircraft ~75%
RJ, 1%
Widebody 40%
Narrowbody 59%
RJ, <1%
Widebody ~33%
Narrowbody ~66%

1. As of December 31, 2020 and 2024 respectively. NBV % based on pro forma estimates

© AerCap | Confidential property of the company, not for disclosure or use without permission
AerCap 5

Continuation of Successful M&A Strategy

This will be AerCap's fourth acquisition at a discount to book value

Date Announced	Acquiror	Target	Deal Value ($ bn)
Jun. 2005	AerCap	debis AirFinance B.V.	2.8
Sept. 2009	AerCap	Genesis Lease	1.3
Dec. 2013	AerCap	ILFC	28.1
Mar. 2021	AerCap	GECAS	~30

- AerCap has grown through three significant acquisitions: debis AirFinance in 2005, Genesis Lease in 2009 and ILFC in 2013
- AerCap can draw on this successful track record of completing large scale integration
- Importantly, GECAS has built its fleet through disciplined organic growth, not overpriced M&A

© AerCap | Confidential property of the company, not for disclosure or use without permission
AerCap 6

Transaction Enhances Key Credit Metrics

Combined company will have a broader revenue base, greater customer diversification and more unencumbered assets

HIGHER FFO / DEBT AND INTEREST COVERAGE

SECURED DEBT EXPECTED TO BE <20% OF TOTAL ASSETS

TOP 10 CUSTOMERS REDUCE TO ONLY ~30% OF NBV

~$7BN OF REVENUES
~$5BN OF OP. CASH FLOW

LIQUIDITY AND LEVERAGE TARGETS UNCHANGED

© AerCap | Confidential property of the company, not for disclosure or use without permission
AerCap 7

Expected Transaction Timetable

We are targeting closing during 4Q 2021

Public Announcement	AerCap Shareholder Meeting	Regulatory Approvals	Closing
MARCH	MAY	4Q 2021	4Q 2021
Investor update call	A meeting will be convened for the purpose of obtaining necessary shareholder approvals	The transaction is subject to regulatory approvals	All closing conditions are expected to be satisfied by 4Q 2021

© AerCap | Confidential property of the company, not for disclosure or use without permission

AERCAP 8

AERCAP
Global Leader in Aviation



AerCap House
65 St Stephens Green
Dublin D02 YX20
Ireland

T: +353 1 819 2010
E: contact@aercap.com
W: aercap.com

Dublin | Shannon | Los Angeles | Singapore | Amsterdam | Shanghai | Abu Dhabi | Seattle | Toulouse